[GRAPHIC     Electronic                           1077 Business Center Circle
 OMITTED]    Sensor                               Newbury Park, California 91320
             Technology                           Tel. (805) 480-1994
                                                  FAX (805) 480-1984

May 22, 2006


VIA EDGAR AND FEDEX
-------------------

Ms. Peggy Fisher
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street N.E.
Washington, D.C. 20549

Re:  Electronic Sensor Technology, Inc.
     Registration Statement on Form SB-2
     Amendment No. 3 Filed April 27, 2006
     File No. 333-130900
--------------------------------------------------------------------------------


Dear Ms. Fisher:

     This letter is in response to comment #1 contained in the May 17, 2006 letter (the "Comment Letter") from the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") to Electronic Sensor Technology, Inc., regarding Amendment No. 3 to a Registration Statement on Form SB-2 filed by the Company on April 27, 2006 (the "Securities Act Registration Statement").

     In accordance with comment #1 of the Comment Letter, we desire to temporarily withdraw our Registration Statement on Form 10-SB filed with the Commission on March 24, 2006 (the "Exchange Act Registration Statement") until such time as we have complied with all of the Staff's comments to the Securities Act Registration Statement. The Exchange Act Registration Statement would otherwise become effective tomorrow, May 23, 2006. We hereby request the temporary withdrawal of the Exchange Act Registration Statement, and that the Exchange Act Registration Statement be permitted to become effective simultaneously with the Securities Act Registration Statement.

     Please let us know if there are any additional steps that we need to take in order to effect the temporary withdrawal of the Exchange Act Registration Statement, or if there is anything further that we will need to do in order to reinstate the Exchange Act Registration Statement

Securities and Exchange Commission

May 22, 2006


upon effectiveness of the Securities Act Registration Statement. Please do not hesitate to contact me at (805) 480-1994, or our counsel, Neil Rust of White & Case LLP at (213) 620-7748, should you have any further questions or comments.

Very truly yours,

/s/ Francis Chang


Francis Chang,
Secretary and Vice President of Finance and Administration
Electronic Sensor Technology, Inc.


Enclosure
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cc:      Alan Morris
         Eric Attalah
         Angela Crane
         Neil Rust